Exhibit 99.2

PotashCorp

Helping Nature Provide

2017

Management's Discussion and Analysis of Operations and Financial Condition for the Fiscal Year Ended December 31, 2017

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AIF	Annual Information Form

FS	Financial Statements

Financial data in this report are stated in US dollars unless otherwise noted.

Management’s Discussion & Analysis

of Financial Conditions and Results of Operations (in US dollars)

On January 1, 2018, PotashCorp and Agrium completed a merger of equals creating the world’s largest provider of crop inputs and services (the “Merger”). The new company, Nutrien Ltd. (“Nutrien”), will play a critical role in helping growers increase food production in a sustainable manner.

This report primarily focuses on PotashCorp’s historical results and includes certain information on Nutrien, including Nutrien financial guidance and certain pro forma financial information.

The following discussion and analysis is the responsibility of management and is as of February 20, 2018. The Board of Directors of PotashCorp carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. The term “PCS” refers to Potash Corporation of Saskatchewan Inc. and the terms “we,” “us,” “our,” “PotashCorp” and “the company” refer to PCS and, as applicable, PCS and its direct and indirect subsidiaries as a group. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found in our regulatory filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All references to per-share amounts pertain to diluted net income per share (EPS) as described in Note 9 to the consolidated financial statements.

As a foreign private issuer, beginning January 1, 2018, we changed from an SEC voluntary filer on Form 10-K to an SEC filer on Form 40-F to align with the Nutrien expected filing format. Readers are directed to the company’s Annual Information Form, including the discussion of risk factors therein, for more information.

PotashCorp applies International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). PotashCorp is considered the acquirer and continuing reporting entity for accounting purposes resulting from the Merger and, as a result, the financial statements and related notes of Nutrien for 2017 and prior will reflect the operations of PotashCorp. Readers are cautioned that the historical financial results herein are of PotashCorp only and they are not indicative of the expected future operating performance of Nutrien. A pro forma statement of earnings and balance sheet of Nutrien is provided on pages 40 and 42, respectively.

For a description of risk factors that may affect the company, see “Risk Factors” in our most recent Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the cautionary statement on forward-looking information on Page 44.

FINANCIAL & OPERATIONAL HIGHLIGHTS

Years ended December 31

(millions unless otherwise noted)	2017	2016	2015	2014	2013

FINANCIAL
Sales	4,547	4,456	6,279	7,115	7,305
Gross Margin	675	830	2,269	2,647	2,790
Net Income from Continuing Operations [1]	154	199	1,115	1,349	1,534
Net Income per Share from Continuing Operations [1]
Basic	0.18	0.24	1.34	1.61	1.77
Diluted	0.18	0.24	1.34	1.60	1.76
Net Income [2]	327	323	1,270	1,536	1,785
Net Income per Share [2]
Basic	0.39	0.39	1.52	1.83	2.06
Diluted	0.39	0.38	1.52	1.82	2.04
Cash Provided by Operating Activities	1,225	1,260	2,338	2,614	3,212
Total Assets	16,998	17,255	17,469	17,724	17,958
Total Non-Current Financial Liabilities	3,746	3,763	3,819	3,328	3,099
Dividends Declared per Share	0.40	0.70	1.52	1.40	1.33

POTASH
Sales Volumes (thousand tonnes product)	9,297	8,644	8,772	9,346	8,100
Average Realized Price (per tonne)	175	158	263	269	332
Cost of Goods Sold (per tonne)	(89)	(105)	(111)	(113)	(136)
Gross Margin (per tonne)	86	53	152	156	196

NITROGEN [3]
Sales Volumes (thousand tonnes product)	6,317	6,373	5,926	6,352	5,896
Average Realized Price (per tonne)	207	217	322	374	377
Cost of Goods Sold (per tonne)	(169)	(163)	(206)	(218)	(225)
Gross Margin (per tonne)	38	54	116	156	152

PHOSPHATE
Sales Volumes (thousand tonnes product)	2,811	2,713	2,850	3,142	3,680
Average Realized Price (per tonne)	393	439	545	510	497
Cost of Goods Sold (per tonne)	(523)	(428)	(463)	(448)	(415)
Gross Margin (per tonne)	(130)	11	82	62	82

1 Prior year amounts have been reclassified as a result of discontinued operations as described in Note 19 to the consolidated financial statements

2 From continuing and discontinued operations

3 Includes inter-segment ammonia sales

Note: all amounts listed under Potash, Nitrogen and Phosphate exclude the impact of other miscellaneous and purchased products.

PotashCorp 2017 Annual Report	1

BUSINESS & OPERATING ENVIRONMENT

PotashCorp’s crop nutrients are vital to maintaining healthy and productive soils and are essential to produce nutritious food for a growing population. Demand for our products is closely tied to agricultural and macroeconomic factors, most notably population growth and rising incomes in developing countries.

	2017	OUR OPERATIONS AND ASSETS	OUR PRODUCTS AND MARKETS	NUMBER OF EMPLOYEES *

K	POTASH	• Five large-scale, lower-cost potash mines and several decades of high-quality reserves in Saskatchewan; positioned to remain one of the lowest cost producers globally • One potash mine in New Brunswick currently in care-and-maintenance mode • Investment in Canpotex, the world’s premier potash exporter	• Produce nine different products; vast majority of production is granular and standard fertilizer • Product sold offshore by Canpotex, using more than 5,000 railcars, three shipping terminals in British Columbia, Oregon and New Brunswick and a state-of-the-art railcar maintenance facility • Product sold within North America by PCS Sales, using approximately 4,500 railcars and more than 200 owned or leased distribution points	2,241

N	NITROGEN	• Three US production facilities near key customers, with access to lower-cost natural gas • One large-scale production facility in Trinidad with four ammonia plants and one urea plant	• Produce ammonia, urea, nitric acid, ammonium nitrate and nitrogen solutions, with a focus on industrial customers • Majority of product is sold in North America; offshore sales sourced primarily from Trinidad • Fleet of ammonia vessels with long-term leases enable us to service customers efficiently; Trinidad is ideally located to service import demand needs in the US, Brazil, North Africa and Northwest Europe cost-effectively	856

P	PHOSPHATE	• Two large, integrated mining and processing facilities and five smaller upgrading plants in the US • Long-term permits in place at Aurora for decades of mining; life-of-mine permit at White Springs	• High-quality rock allows us to produce the most diversified portfolio of products among our peers, including feed, industrial and fertilizers • Majority of product is sold in North America; proximity to customers allows us to minimize freight costs	1,559

* Includes employees within individual nutrient segments on December 31, 2017

2	PotashCorp 2017 Annual Report

POTASH OPERATING ENVIRONMENT

USES			NUMBER OF MAJOR PRODUCING COUNTRIES*

Fertilizer Improves root and stem strength, water utilization and disease resistance; enhances taste, color and texture of food	Feed Aids in animal growth and milk production	Industrial Used in soaps, water softeners, de-icers, drilling muds and food products	[10]

* Countries producing more than 500,000 tonnes annually

INDUSTRY OVERVIEW

Economically mineable deposits are geographically concentrated	Regions that have historically under-applied potash expected to drive growth in demand	New capacity requires significant investment of time and money

•  Securing an economically mineable deposit in a country that has both political stability and available infrastructure presents significant challenges.

•  Producers in Canada and the FSU account for approximately 40 percent and 30 percent of world capacity, respectively.

•  Crop production requirements and improving soil fertility practices – particularly in emerging markets where potash has been under-applied and crop yields lag – are expected to drive strong growth in potash demand.

•  Economic conditions and government policies in consuming regions can create variability in growth.

•  Entry into the potash business is challenging because building new capacity is costly and time-consuming.

•  Brownfield projects, especially those already completed, have a significant per-tonne capital cost advantage over greenfield projects.

Competitive Advantage	Competitive Advantage	Competitive Advantage
We have access to decades of high-quality, permitted potash reserves in a politically stable region with well-established infrastructure.

Canpotex is well-positioned to efficiently supply its customers in approximately 40 countries around the world.

With a lower fixed-cost profile, we can cost-effectively adjust production to respond to variability in demand.

With our expansions completed at a cost well below that of greenfield, we are the largest potash producer in the world by capacity, and have a lower-cost growth platform that is paid for.

PotashCorp 2017 Annual Report	3

NITROGEN OPERATING ENVIRONMENT

	USES		NUMBER OF MAJOR PRODUCING COUNTRIES

Fertilizer Essential for protein synthesis; speeds plant growth	Feed Plays a key role in animal growth and development	Industrial Used in plastics, resins, adhesives and emission controls	~65

    INDUSTRY OVERVIEW

Lower-cost energy is essential to success	Proximity to end markets provides advantages	Pricing can be volatile

•  Natural gas can make up 70-85 percent of the cash cost of producing a tonne of ammonia.

•  With lower-cost natural gas, North America, Russia, North Africa and the Middle East are major producing regions.

•  Producers in China and Europe are typically higher-cost suppliers and play a significant role in determining global nitrogen prices.

•  The need for expensive, specialized transportation vessels is an obstacle to economical transportation of ammonia over long distances.

•  Global ammonia trade has historically been limited compared to urea, which can be more easily transported.

•  With natural gas feedstock widely available, the nitrogen industry is highly fragmented and regionalized.

•  Geopolitical events and the influence of Chinese urea and Russian ammonia exports can impact global trade.

•  These factors typically make nitrogen markets more volatile than other fertilizer markets.

Competitive Advantage	Competitive Advantage	Competitive Advantage

Significant supply of lower-priced shale gas provides an advantaged cost position for our US nitrogen production. In Trinidad, our gas costs are indexed to Tampa ammonia prices, sheltering margins.	Our production facilities in the US and Trinidad are well- positioned to serve the key domestic and international consuming regions.	We produce a broad range of nitrogen products and have a relatively stable industrial customer base. Sales to industrial customers make up almost 60 percent of our total nitrogen sales volumes.

4	PotashCorp 2017 Annual Report

PHOSPHATE OPERATING ENVIRONMENT

USES			NUMBER OF MAJOR PRODUCING COUNTRIES

Fertilizer Required for energy storage and transfer; speeds crop maturity	Feed Assists in muscle repair and skeletal development of animals	Industrial Used in soft drinks, food additives and metal treatments	~40

INDUSTRY OVERVIEW

High-quality, lower-cost rock is critical to long-term success	Raw material cost changes affect profitability	Changes in global trade impact market fundamentals

•  Phosphate rock is geographically concentrated: China, Morocco and the US together produce approximately 70 percent of the world’s supply.

•  Approximately one-third of global producers are non-integrated and rely on purchased rock; those with direct access to a high-quality, lower-cost rock supply have a significant competitive advantage.

•  Changing prices for raw material inputs – sulfur and ammonia – have historically resulted in production cost volatility.

•  Phosphate prices have historically reflected changes in the costs of these inputs, along with rock costs.

•  With limited indigenous rock supply, India is the largest importer of phosphate in the world, and its demand can have a significant impact on global markets.

•  Increased export supply from Morocco, Saudi Arabia and China has lowered US exports of solid fertilizers.

•  US producers rely more on trade with Latin America and production of specialty phosphate products.

Competitive Advantage	Competitive Advantage	Competitive Advantage
We are an integrated producer with access to many years of high-quality, permitted phosphate reserves.	We sell liquid phosphate fertilizer, feed and industrial phosphate products that require little to no ammonia as a raw material input.	We have the most diversified product offering in the industry with approximately 80 percent of our sales in North America.

PotashCorp 2017 Annual Report	5

STRATEGIC PERFORMANCE

Historically, our seven strategic priorities determined where we focused our efforts to create long-term value for all those associated with our business. Our 2017 results are as follows:

PORTFOLIO & RETURN OPTIMIZATION

Maximize returns for our assets and explore other value-creation opportunities

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Exceed TSR performance for our sector* and the DXAG

•  PotashCorp’s TSR of 17.3 percent was primarily impacted by improved potash fundamentals, including record global potash demand and higher prices.

•  Our TSR was below the performance for our sector and the DXAG. The sector return was elevated by certain non-fertilizer related factors for one of our peers.

Exceed CFR [1] for our sector*		• Our 2017 CFR of 5.5 percent was below the sector average.

*	Sector: weighted average (based on market capitalization) for Agrium, APC, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM and Yara

[1]	See reconciliation and description of this non-IFRS measure on Page 45. Sector CFR based on four most recent fiscal quarters available

OPERATIONAL EXCELLENCE

Improve our competitive position through reliability, productivity and flexibility

TARGET	RESULT	DISCUSSION

Achieve potash cash cost savings of $20-$30 per tonne from 2013 levels by 2017 (excluding foreign exchange and royalties)

•  We achieved our target in 2017 with potash cash cost savings (excluding foreign exchange and royalties) of $26 per tonne from 2013 levels. Our portfolio optimization efforts, including the ramp-up of our Rocanville expansion, were fundamental to meeting our target.

Capture direct and indirect annualized procurement savings of $170 million from 2014 levels by the end of 2017		• Our center-led approach to procurement helped us succeed in capturing $175 million in direct and indirect annualized procurement savings since 2014.

Achieve a 95 percent ammonia reliability rate for our nitrogen division		• Our 2017 ammonia reliability rate of 93 percent for our nitrogen division was lower than target, mainly due to unplanned outages at two of our US plants.

6	PotashCorp 2017 Annual Report

CUSTOMER & MARKET DEVELOPMENT

Encourage product demand and support customer growth

N/A Not Applicable	Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Outperform competitor groups on quality, reliability and service as measured by customer surveys	N/A	• Due to the Merger, we did not administer customer surveys in 2017.

Support development of existing and new markets with enhancements in education, sales and the supply chain		• During the year our agronomists provided 25 customer education programs, which focused on crop nutrition, soil sampling and nutrient management.

STAKEHOLDER COMMUNICATIONS & ENGAGEMENT

Earn stakeholder trust through strong communications and engagement

TARGET	RESULT	DISCUSSION

Achieve 4 (performing well) out of 5 on surveys of community leaders	N/A	• Due to the Merger, we did not administer community leader surveys in 2017.

Outperform competitor group on quality of communications and responsiveness as measured by investor surveys	N/A	• Due to the Merger, we did not administer investor surveys in 2017.

PotashCorp 2017 Annual Report	7

PEOPLE DEVELOPMENT

Attract, develop and retain engaged employees

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Have 95 percent of salaried staff submit and review business goals and individual development plans through our new performance management process		• We achieved our targeted participation with over 95 percent of salaried staff completing their annual performance management process.

Maintain an annual employee turnover rate of 5 percent or less		• Our 2017 annual employee turnover rate was 3 percent.

Achieve progress toward our diversity priorities of increasing the representation of women in management to 25 percent or more by 2025 and becoming representative of Aboriginal people in our Canadian operations by 2020

•  In 2017, we launched a Women in Leadership Development Mentorship Program that provides mentorship, guided coaching and other resources for our senior female staff. During the year, 46 female leaders participated in the program.

•  We continued facilitating our Aboriginal Internship Program, which provides internship opportunities in the areas of engineering, business, and information technology. Since 2015, the program has provided opportunities to 49 participants.

GOOD GOVERNANCE

Foster a culture of accountability, fairness and transparency

TARGET	RESULT	DISCUSSION

Remain in the top quartile of governance practices as measured by external reviews

•  We ranked in the top quartile of governance practices in The Globe and Mail’s Board Games 2017.

•  Our governance practices were highly ranked by the Dow Jones Sustainability Index and the FTSE4Good Index in 2017.

•  Our 2016 Annual Integrated Report was one of only three – out of ~300 reports judged worldwide – to receive an A+ rating from reportwatch.com. It also received a gold award at the 2017 Awards of Excellence in Corporate Reporting by CPA Canada.

8	PotashCorp 2017 Annual Report

SAFETY, HEALTH & ENVIRONMENTAL EXCELLENCE

Be relentless in pursuit of the safety of our people and protection of the environment

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Achieve zero life-altering injuries at our sites

•  There were no life-altering injuries at our sites in 2017. Our efforts focused on effective execution of our four key safety priorities, which include preventing serious injuries and fatalities (SIF) through implementation of our international award-winning SIF Prevention Program.

Reduce total recordable injury rate to 0.75 or lower		• Our total recordable injury rate of 0.85 in 2017 was our lowest on record; however, we fell short of our target.

Reduce total lost-time injury rate to 0.07 or lower		• Our total lost-time injury rate for the year was 0.11, which did not meet our target.

By 2018, reduce GHG emissions per tonne of nitrogen product by 5 percent from 2014 levels

•  Our GHG emissions per tonne of nitrogen product decreased by 8 percent compared to 2014 levels. This was mainly the result of our previously installed enhanced emission controls at our largest nitric acid plant and less CO2 vented to the atmosphere.

By 2018, reduce environmental incidents by 40 percent from 2014 levels

•  In 2017, we had nine environmental incidents, our lowest total on record and a 63 percent decrease from 2014 levels. This demonstrates our attention to sharing best practices across our operations, observing our leading indicators and effectively executing our four key environmental priorities.

•  Those four key environmental priorities are: environmental job hazard assessments, work pausing to reassess hazards, serious incident prevention and environmental leadership.

By 2018, reduce water consumption per tonne of phosphate product by 10 percent from 2014 levels

•  Water consumption has decreased by 8 percent compared to 2014 levels. Our Eagle Creek water recycling project at White Springs, which became operational in the fourth quarter of 2016, is helping us reduce our consumption.

PotashCorp 2017 Annual Report	9

NUTRIENT PERFORMANCE

INDUSTRY PERFORMANCE

POTASH

Global potash demand was supported by strong growth in consumption in most major markets and consistent customer engagement throughout the year. As a result, global potash shipments rose to a record of approximately 64 million tonnes in 2017, an increase of 6 percent compared to 2016.

In China, consumption growth was supported by affordability and a move to high-value, nutrient-intensive crops. Good monsoon rains supported crop plantings and potash demand in India, while supportive palm oil prices and improved weather benefited potash demand in Other Asian countries. Demand in Latin America was boosted by favorable barter ratios and crop acreage expansion. In North America, demand remained healthy in response to strong affordability and a significant need to replenish soil nutrients.

New supply from producers in Canada and the FSU was outpaced by growth in demand, resulting in tighter supply/demand fundamentals compared to 2016. As a result, potash prices increased in all major markets. In Brazil and North America, spot market prices increased by 21 percent and 7 percent, respectively, compared to the end of 2016.

NITROGEN

Global nitrogen markets were volatile as the start-up of new capacity, including the ramp-up of projects in the US, impacted trade flows. Trade patterns started shifting, including a 30 percent reduction in US nitrogen net imports, a 20 percent reduction in Black Sea ammonia exports and a 50 percent decline in Chinese urea exports.

As this supply transition unfolded, prices for many nitrogen products reached multi-year lows during the first half of 2017 before partially recovering in the second half due to strong consumption and global production outages.

PHOSPHATE

Global phosphate markets remained subdued in 2017, largely due to increased supply and lower shipments to India. Phosphate fertilizer prices increased late in the year due to tightening supply and higher raw material costs. US feed and industrial phosphate prices were well below prior-year levels, due primarily to increased supply from offshore producers.

10	PotashCorp 2017 Annual Report

POTASH FINANCIAL PERFORMANCE

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change

	2017	2016	2015	2017	2016	2017	2016	2015	2017	2016	2017	2016	2015	2017	2016

Manufactured product
Net sales
North America	$ 639	$ 589	$ 825	8	(29)	3,201	3,367	2,591	(5)	30	$ 200	$ 175	$ 318	14	(45)
Offshore	989	781	1,487	27	(47)	6,096	5,277	6,181	16	(15)	$ 162	$ 148	$ 241	9	(39)

	1,628	1,370	2,312	19	(41)	9,297	8,644	8,772	8	(1)	$ 175	$ 158	$ 263	11	(40)
Cost of goods sold	(824)	(913)	(977)	(10)	(7)						$ (89)	$ (105)	$ (111)	(15)	(5)

Gross margin	804	457	1,335	76	(66)						$ 86	$ 53	$ 152	62	(65)
Other miscellaneous and purchased product gross margin [2]	(19)	(20)	(13)	(5)	54

Gross Margin	$ 785	$ 437	$ 1,322	80	(67)						$ 84	$ 51	$ 151	65	(66)

1 Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

2 Comprised of net sales $5 million (2016 – $10 million, 2015 – $17 million) less cost of goods sold $24 million (2016 – $30 million, 2015 – $30 million).

FS	Note 3

	2017 vs 2016				2016 vs 2015

	Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
North America	$ (15)	$ 79	$ 90	$ 154	$ 161	$ (481)	$ (23)	$ (343)
Offshore	41	88	64	193	(134)	(489)	88	(535)
Change in market mix	8	(11)	3	–	(64)	63	1	–

Total manufactured product	$ 34	$ 156	$ 157	$ 347	$ (37)	$ (907)	$ 66	$ (878)
Other miscellaneous and purchased product				1				(7)

Total				$ 348				$ (885)

PotashCorp 2017 Annual Report	11

Sales to major offshore markets were as follows:

	By Canpotex					From New Brunswick
	Percentage of Annual Sales Volumes			% Change		Percentage of Annual Sales Volumes			% Change
	2017	2016	2015	2017	2016	2017 [2]	2016 [2]	2015	2017 [2]	2016
Other Asian markets [1]	33	36	34	(8)	6			–
Latin America	30	33	30	(9)	10			100
China	18	16	20	13	(20)			–
India	12	9	9	33	–			–
Other markets	7	6	7	17	(14)			–
	100	100	100					100

1 All Asian markets except China and India.

2 Our international customers were served by New Brunswick through 2015 and have since been served by Canpotex.

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

	Sales Volumes	Net Sales Prices	Cost of Goods Sold
2017 vs 2016	Ù Ú

Offshore volumes were higher due mainly to affordability of potash fertilizer relative to crop prices, and agronomic need.

North American volumes were slightly lower than the near-record volumes in 2016.

Ù Ù

Prices were higher due to strong demand supporting a continued recovery in most global markets.

Offshore prices were also higher due to 2016 results reflecting the impact of our share of Canpotex’s project exit costs following its decision not to proceed with development of an export terminal in Prince Rupert, British Columbia.

Ù Ù Ù

Costs were lower in 2017 due to our portfolio optimization effort, including a greater share of production coming from our lower-cost mines, particularly Rocanville.

Costs were also lower in 2017 as the first quarter of 2016 included costs associated with the indefinite suspension of potash operations at Picadilly.

Offshore cost of goods sold variance was less positive than North America as a relatively higher percentage of products sold was produced at higher-cost mines.

12	PotashCorp 2017 Annual Report

	Sales Volumes	Net Sales Prices	Cost of Goods Sold
2016 vs 2015	Ù Ú

Stronger North American demand was driven by affordability of potash fertilizer relative to crop prices, as well as agronomic need.

Offshore volumes were down largely due to the absence of contracts in China and India in the first half of 2016.

Ú Ú

Prices declined through the first half of 2016 mainly as a result of weaker demand and increased competitive pressures.

Our average offshore realized price was also impacted by lower realized prices from Canpotex, including the impact of its decision not to proceed with development of an export terminal in Prince Rupert, British Columbia.

Ù Ú Ù Ú Ù

The Canadian dollar weakened relative to the US dollar.

North American cost of goods sold variance was negative due to the indefinite suspension of potash operations at Picadilly in the first quarter of 2016.

Royalty costs declined due to lower average North American listed sales prices per tonne.

Higher unfavorable adjustments to our asset retirement obligations in 2016 were largely due to lower discount rates.

Offshore cost of goods sold variance was positive as a relatively higher percentage of products sold was produced at lower-cost mines.

The change in market mix produced an unfavorable variance of $64 million related to sales volumes and a favorable variance of $63 million in net sales prices due primarily to more higher-priced granular product being sold.

North America typically consumes more higher-priced granular product than standard product.

PotashCorp 2017 Annual Report	13

POTASH NON-FINANCIAL PERFORMANCE

Production increased in 2017 in response to stronger demand, the completion of the Rocanville expansion and ramp-up, and an increase in our Canpotex sales entitlement.

Production was down in 2016 due to the indefinite suspension of our Picadilly operations, in response to decreased offshore demand.

In 2017, there were 46 recordable injuries and five lost-time injuries. In 2016, there were 47 recordable injuries and two lost-time injuries. The increase in the total recordable injury rate was primarily due to fewer hours worked in 2017 compared to 2016.

In 2016, the total recordable injury rate and total lost-time injury rate decreased mainly due to 47 recordable injuries and two lost-time injuries occurring compared to 77 recordable injuries and five lost-time injuries in 2015. The decrease in injury rates was partially offset by fewer hours worked in 2016 compared to 2015.

There were no life-altering injuries from 2015 to 2017.

There were no significant changes from 2016 to 2017. Based on the company’s definition of employee turnover rate, announced workforce reductions are excluded. In 2016, we suspended our Picadilly operations, impacting 443 employees. Changes announced at Cory in late 2016 impacted approximately 140 employees, starting in 2017.

New collective bargaining agreements at our Allan, Cory, Lanigan and Patience Lake sites were signed in the fourth quarter of 2015. The Lanigan agreement extended through January 2018 and is under negotiation while the remaining agreements extend through April 2019. The Rocanville agreement expires in May 2018.

In 2017, nearly all employees benefited from enhancements to technical training, supported by a new learning management system and strategy to create consistency in training across all sites. Leadership training on our core competencies and safety engagement continued to be a focus for more than 500 employees in 2017, 2016 and 2015.

In 2017, we experienced four environmental incidents, consisting of two potash spills and two brine spills. In 2016, we experienced six incidents: two potash spills, a brine spill, an oil spill, a release of suspended solids into a river, and a non-compliance for partially filling a wetland. In 2015, environmental incidents included brine spills and a minor propane gas release.

2017 vs 2016 – more waste was produced during manufacturing due to higher potash production.

2016 vs 2015 – less waste was produced during manufacturing due to lower potash production.

COMMUNITY HIGHLIGHTS

In 2017, 2016 and 2015, we continued our career information efforts and reached more than 30,000 Aboriginal people. In 2017, more than 11 percent of new employees were self-identified Aboriginal applicants (2016 – 15 percent and 2015 – 6 percent). We continue to leverage our community investments to support programs and services that benefit Aboriginal people in Saskatchewan.

MINERAL RESERVES 1

(millions of tonnes of estimated recoverable ore) 2

All Potash Locations [3]	Proven	Probable	Total	Years of Remaining Mine Life

As at December 31, 2017	633 [4]	1,182	1,815	52 – 81

[1]	For a more complete discussion of important information related to our potash reserves, see “Mineral Projects” in our Annual Information Form for the year ended December 31, 2017. Craig Funk, P.Eng., P.Geo., Director, Earth Science – Engineering, Technology and Captial, an employee of the company, prepared the following technical reports, each dated effective December 31, 2017: (i) National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R A), Saskatchewan, Canada; (ii) National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103B), Saskatchewan, Canada; (iii) National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001B), Saskatchewan, Canada; (iv) National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KLSA 002B & KL 249), Saskatchewan, Canada. Mr. Funk is a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical information herein relating to the company’s Allan, Cory, Lanigan and Rocanville potash operations.

[2]	Average grade % K2O equivalent of 20.3-24.8.

[3]	Given the characteristics of the solution mining method at Patience Lake, those results are excluded from the above table as it is not possible to estimate reliably the recoverable ore reserve.
[4]	Includes 159 million tonnes at New Brunswick.

14	PotashCorp 2017 Annual Report

POTASH PRODUCTION

(million tonnes KCl)

	Nameplate Capacity [1]	Operational Capability (2017) [2]	Production			Employees (December 31, 2017)
			2017	2016	2015

Lanigan SK	3.8	2.0	1.82	2.03	1.83	426
Rocanville SK	6.5	5.0	4.86	2.72	2.48	762
Allan SK	4.0	2.0	1.83	2.38	2.38	575
Cory SK [3]	3.0	0.8	0.99	1.24	1.51	367
Patience Lake SK	0.3	0.3	0.30	0.23	0.26	76
New Brunswick [4]	2.0	–	–	–	0.65	35

Total	19.6	10.1	9.80	8.60	9.11	2,241

[1]	Represents estimates of capacity as at December 31, 2017. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of New Brunswick, nameplate capacity represents design specifications for the Picadilly mine, which is currently in care-and-maintenance mode. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

[2]	Estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime.

[3]	In November 2016, the company announced operational changes at Cory to produce only white potash, with an expected operational capability of approximately 0.8 million tonnes per year; these operational changes were completed in the third quarter of 2017. Potential exists to reach previous operational capability with increased staffing and operational ramp-up, although timing is uncertain.

[4]	In 2015, the Penobsquis, New Brunswick mine was permanently closed. In 2016, the company indefinitely suspended its Picadilly, New Brunswick potash operations, which are currently in care-and-maintenance mode.

PotashCorp 2017 Annual Report	15

NITROGEN FINANCIAL PERFORMANCE

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change

	2017	2016	2015	2017	2016	2017	2016	2015	2017	2016	2017	2016	2015	2017	2016

Manufactured product [2]
Net sales
Ammonia	$584	$612	$978	(5)	(37)	2,205	2,197	2,228	–	(1)	$265	$278	$439	(5)	(37)
Urea	302	297	362	2	(18)	1,166	1,161	1,048	–	11	$259	$256	$346	1	(26)
Solutions, nitric acid, ammonium nitrate	421	477	567	(12)	(16)	2,946	3,015	2,650	(2)	14	$143	$158	$214	(9)	(26)

	1,307	1,386	1,907	(6)	(27)	6,317	6,373	5,926	(1)	8	$207	$217	$322	(5)	(33)
Cost of goods sold	(1,066)	(1,041)	(1,219)	2	(15)						$(169)	$(163)	$(206)	4	(21)

Gross margin	241	345	688	(30)	(50)						$38	$54	$116	(30)	(53)
Other miscellaneous and purchased product gross margin [3]	15	16	18	(6)	(11)

Gross Margin	$256	$361	$706	(29)	(49)						$41	$57	$119	(28)	(52)

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2]	Includes inter-segment ammonia sales, comprised of net sales $73 million, cost of goods sold $38 million and 191,000 sales tonnes (2016 – net sales $61 million, cost of goods sold $30 million and 160,000 sales tonnes, 2015 – net sales $86 million, cost of goods sold $30 million and 161,000 sales tonnes). Inter-segment profits are eliminated on consolidation.

[3]	Comprised of third-party and inter-segment sales, including third-party net sales $32 million less cost of goods sold $18 million (2016 – net sales $20 million less cost of goods sold $5 million, 2015 – net sales $38 million less cost of goods sold $21 million) and inter-segment net sales $1 million less cost of goods sold $NIL (2016 – net sales $1 million less cost of goods sold $NIL, 2015 – net sales $1 million less cost of goods sold $NIL). Inter-segment profits are eliminated on consolidation.

FS	Note 3

16	PotashCorp 2017 Annual Report

	2017 vs 2016				2016 vs 2015

	Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Ammonia	$1	$(29)	$11	$(17)	$(5)	$(353)	$155	$(203)
Urea	–	3	(9)	(6)	12	(103)	40	(51)
Solutions, nitric acid, ammonium nitrate	(1)	(46)	(56)	(103)	29	(161)	32	(100)
Hedge	–	–	22	22	–	–	11	11
Change in product mix	(4)	6	(2)	–	48	(48)	–	–

Total manufactured product	$(4)	$(66)	$(34)	$(104)	$84	$(665)	$238	$(343)
Other miscellaneous and purchased product				(1)				(2)

Total				$(105)				$(345)

	Sales Tonnes (thousands)			% Change		Average Net Sales Price per Tonne			% Change

	2017	2016	2015	2017	2016	2017	2016	2015	2017	2016

Fertilizer	2,564	2,455	1,989	4	23	$215	$216	$321	–	(33)
Industrial and feed	3,753	3,918	3,937	(4)	–	$201	$218	$323	(8)	(33)

	6,317	6,373	5,926	(1)	8	$207	$217	$322	(5)	(33)

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin while ● symbol is neutral):

	Sales Volumes		Net Sales Prices		Cost of Goods Sold
2017 vs 2016	●	There were no significant changes.	Ú Ù

Our average realized price was impacted by lower benchmark pricing as a result of increased global supply.

Pricing for urea increased slightly due to tighter supply and demand fundamentals relative to the other products.

Ú Ù

Average costs, including our hedge position, for natural gas used as feedstock in production increased 4 percent. Costs for natural gas used as feedstock in Trinidad production increased 1 percent (contract price indexed, in part, to Tampa ammonia prices) while our US spot costs for natural gas increased 23 percent. Including losses on our hedge position, our US gas prices increased 8 percent.

Ammonia cost of goods sold variance was mainly positive due to the sale of inventory containing lower-cost natural gas used as feedstock in production and higher production at lower-cost plants.

2016 vs 2015	Ù	Volumes grew due to additional production at our recently expanded Lima facility. Total ammonia sales declined modestly due to additional ammonia being directed to downstream products. In 2015, volumes were impacted by weaker fertilizer demand and downtime at Lima.	Ú	Our average realized price declined due to lower global energy costs and new nitrogen supply that pressured prices for all products.	Ù	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 31 percent. Costs for natural gas used as feedstock in Trinidad production fell 44 percent (contract price indexed primarily to Tampa ammonia prices) while our US spot costs for natural gas decreased 8 percent. Including losses on our hedge position, our US gas prices fell 14 percent.

The change in product mix produced favorable variances of $48 million related to sales volumes and an unfavorable variance of $48 million in sales prices due to increased sales of urea and solutions.

PotashCorp 2017 Annual Report	17

NITROGEN NON-FINANCIAL PERFORMANCE

Changes to nitrogen production and ammonia operating rate are not considered significant.

There were 14 recordable injuries, including two lost-time injuries, in 2017 compared to 11 recordable injuries and three lost-time injuries in 2016.

In 2016, there were 11 recordable injuries compared to 14 in 2015. The total lost-time injury rate increased from 2015 to 2016 mainly due to three lost-time injuries occurring in 2016 compared to two in 2015.

There were no life-altering injuries from 2015 to 2017.

In 2017, employee turnover increased as a result of 31 departures in 2017 compared to 21 in 2016. Based on the company’s definition of employee turnover rate, announced workforce reductions are excluded.

In 2017, nearly all employees benefited from enhancements to technical training, supported by a new learning management system and strategy to create consistency in training across all sites. Leadership training on our core competencies and safety engagement continued to be a focus for nearly 500 employees in 2017 (2016 – more than 250 employees; 2015 – more than 200 employees).

In 2017, we had five environmental incidents, consisting of four ammonia releases and one nitrogen permit exceedance. The seven incidents in 2016 consisted of four ammonia releases, a urea release, a hydrogen fluoride release exceedance and a NOx/nitric acid release.

There were no significant changes in environmental incidents from 2015 to 2016.

There were no significant changes in greenhouse gas emissions from 2015 to 2017.

18	PotashCorp 2017 Annual Report

NITROGEN PRODUCTION

(million tonnes product)

	Ammonia				Urea				Solutions, Nitric Acid, Ammonium Nitrate

	Annual Capacity	2017	Production 2016	2015	Annual Capacity	2017	Production 2016	2015	Annual Capacity	2017	Production 2016	2015	Employees (December 31, 2017)

Trinidad	2.2	1.94	1.96	2.01	0.7	0.55	0.61	0.55	–	–	–	–	369
Augusta GA	0.8	0.60	0.69	0.78	0.5	0.29	0.27	0.31	3.0	1.96	2.15	2.18	172
Lima OH	0.7	0.65	0.65	0.47	0.4	0.32	0.34	0.26	0.9	0.77	0.81	0.63	171
Geismar LA	0.5	0.47	0.53	0.49	–	–	–	–	2.5	1.88	1.94	1.61	144

Total	4.2	3.66	3.83	3.75	1.6	1.16	1.22	1.12	6.4	4.61	4.90	4.42	856

PotashCorp 2017 Annual Report	19

PHOSPHATE FINANCIAL PERFORMANCE

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change

	2017	2016	2015	2017	2016	2017	2016	2015	2017	2016	2017	2016	2015	2017	2016

Manufactured product
Net sales
Fertilizer	$609	$622	$827	(2)	(25)	1,809	1,720	1,713	5	–	$337	$362	$483	(7)	(25)
Feed and industrial	494	569	727	(13)	(22)	1,002	993	1,137	1	(13)	$493	$573	$640	(14)	(10)

	1,103	1,191	1,554	(7)	(23)	2,811	2,713	2,850	4	(5)	$393	$439	$545	(10)	(19)
Cost of goods sold	(1,471)	(1,161)	(1,320)	27	(12)						$(523)	$(428)	$(463)	22	(8)

Gross margin	(368)	30	234	n/m	(87)						$(130)	$11	$82	n/m	(87)
Other miscellaneous and purchased product gross margin [2]	2	2	7	–	(71)

Gross Margin	$(366)	$32	$241	n/m	(87)						$(130)	$12	$85	n/m	(86)

1 Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

2 Comprised of net sales $8 million (2016 – $5 million, 2015 – $49 million) less cost of goods sold $6 million (2016 – $3 million, 2015 – $42 million).

n/m = not meaningful

FS	Note 3

	2017 vs 2016				2016 vs 2015

	Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Fertilizer	$2	$(45)	$(286)	$(329)	$1	$(208)	$114	$(93)
Feed and industrial	1	(82)	12	(69)	(19)	(72)	(20)	(111)
Change in product mix	2	(5)	3	–	3	(8)	5	–

Total manufactured product	$5	$(132)	$(271)	$(398)	$(15)	$(288)	$99	$(204)
Other miscellaneous and purchased product				–				(5)

Total				$(398)				$(209)

20	PotashCorp 2017 Annual Report

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin while ● symbol is neutral):

	Sales Volumes		Net Sales Prices		Cost of Goods Sold
2017 vs 2016	●	There were no significant changes.	Ú	Our average realized price was down due to increased competitive supply and lower input costs.	Ú

Fertilizer cost of goods sold variance was significantly more negative as the result of an impairment of White Springs assets due to sustained negative performance and the write-off of other assets that are no longer used. There were no such impairments impacting fertilizer cost of goods sold in 2016. FS    Note 13

					Ù	Feed and industrial was positive as the increase in asset retirement obligations due to discount rate adjustments was lower than in 2016, which more than offset a slight increase in impairments (2017 – related to feed plants and a product that will no longer be produced, 2016 – related to an industrial product we no longer produce and sustained losses on a contract). FS Note 13

2016 vs 2015	Ú	Volumes fell for feed primarily as a result of slightly lower demand and increased competitor supply.	Ú	Our average realized price was down, most notably for fertilizer products, as a result of lower input costs and increased competitive pressures.	Ù	Cost of goods sold fell primarily due to a 38 percent decrease in the average cost for sulfur and a 29 percent decrease in the average cost for ammonia.
					Ú	Impairments related to a product that the company will no longer produce and sustained losses in a contract more than offset the impact of the above in feed and industrial. FS Note 13
					●	Lower provisions for asset retirement obligations, due to higher discount rates, decreased cost of goods sold in 2016 and 2015.

PotashCorp 2017 Annual Report	21

PHOSPHATE NON-FINANCIAL PERFORMANCE

Changes to phosphate production and P2O5 operating rate are not considered significant.

There were 18 recordable injuries, including three lost-time injuries, in 2017 compared to 28 recordable injuries and three lost-time injuries in 2016.

Sadly, a workplace accident resulted in a fatality at our White Springs operation during the first quarter of 2015.

The total lost-time injury rate decreased from 2015 to 2016 mainly due to three lost-time injuries occurring in 2016 compared to five in 2015. The lost-time injury rate change from 2016 to 2017 is not considered significant.

There were no significant changes from 2015 to 2017. Based on the company’s definition of employee turnover rate, announced workforce reductions are excluded.

In 2017, nearly all employees benefited from enhancements to technical training, supported by a new learning management system and strategy to create consistency in training across all sites. Leadership training on our core competencies and safety engagement continued to be a focus for nearly 400 employees in 2017 (2016 and 2015 – nearly 300 employees).

In 2017, we experienced no environmental incidents.

Environmental incidents in 2016 included a total suspended solids release to waste water, an ammonia release, exceedance of a mercury air emission limit, and a pH exceedance. Environmental incidents in 2015 primarily related to permit exceedances for total suspended solids in water and air emission stack test exceedances.

Water consumption fell from 2016 to 2017 due to increased rainfall at our White Springs facility, which recycles rainwater into the process, and the impact of a water recycling project that began operating in late 2016.

Water consumption rose from 2015 to 2016 due in large part to drought affecting our White Springs facility.

PHOSPHATE ROCK RESERVES

(millions of estimated tonnes – stated average grade 30.66% P2O5)

As at December 31, 2017	Proven	Probable	Total	Average Estimated Years of Remaining Mine Life

Aurora NC 1	92.6	39.7	132.3	31
White Springs FL 2	23.0	–	23.0	13

Total	115.6	39.7	155.3

[1]	The reserves set forth for Aurora would support mining to continue at annual production rates for about 31 years, based on an average annual production rate of approximately 4.31 million tonnes of 30.66% concentrate over the three-year period ended December 31, 2017. The reserve evaluation was updated in 2017 based on mine advance and a drilling program completed in 2016.

[2]	The reserves set forth for White Springs would support mining to continue at annual production rates for about 13 years, based on an average annual production rate of approximately 1.73 million tonnes of 30.66% concentrate over the three-year period ended December 31, 2017.

22	PotashCorp 2017 Annual Report

PHOSPHATE PRODUCTION

(million tonnes)
	Phosphate Rock					Phosphoric Acid (P2O5)				Liquid Products					Solid Fertilizer Products
	Annual Capacity		2017	Production 2016	2015	Annual Capacity	2017	Production 2016	2015	Annual Capacity		2017	Production 2016	2015	Annual Capacity		2017	Production 2016	2015	Employees (December 31, 2017)
Aurora NC	5.4		4.78	4.92	5.04	1.2	1.03	1.05	1.05	2.7	[2]	2.04	2.01	1.81	0.8		0.79	0.73	0.71	852
White Springs FL	2.0	[1]	1.55	1.73	1.90	0.5	0.42	0.37	0.46	0.7	[3]	0.57	0.49	0.63	0.4	[4]	0.13	0.01	–	567
Geismar LA	–		–	–	–	0.2	0.09	0.09	0.10	0.3	[5]	0.15	0.14	0.18	–		–	–	–	32
Total	7.4		6.33	6.65	6.94	1.9	1.54	1.51	1.61

1 Revised capacity estimates based on review of mining operations completed in 2017. Prior capacity was 3.6 million tonnes. Mill capacity continues to be 3.6 million tonnes.

2 A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity comprised of 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

3 Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

4 Restarted monoammonium phosphate plant during 2016, which had been closed in 2014.

5 Production primarily relates to industrial.

PURIFIED ACID AND PHOSPHATE FEED PRODUCTION

(million tonnes)
	Annual Capacity	2017	Production 2016	2015	Employees (December 31, 2017)
Purified acid (P2O5)	0.3	0.23	0.23	0.23	n/a
Phosphate feed production	0.8	0.28	0.31	0.39	97	[1]

1 19 of these employees are located at Aurora NC.

n/a = not applicable as employees are already included in above employee numbers.

In addition to the above employees at December 31, 2017, 10 employees were located at Cincinnati OH and one at Newgulf TX.

PotashCorp 2017 Annual Report	23

2017 EARNINGS PER SHARE

We report our results (including gross margin) in three business segments: potash, nitrogen and phosphate – reflecting how we manage our business, plan our operations and measure performance.

Net sales 1 (and the related per-tonne amounts), as a component of gross margin, are:

•	the primary revenue measures we use and review to make decisions about operating matters;

•	included in assessments of potash, nitrogen and phosphate performance and the resources to be allocated to these segments;

•	used for business planning and monthly forecasting;

•	calculated as sales revenues less freight, transportation and distribution expenses; and

•	also referred to as realized prices.

FS	Note 3 for our operating segments

[1]	Included in our segment disclosures in the consolidated financial statements in accordance with IFRS, which require segmentation based upon our internal organization and reporting of revenue and profit measures.

The direction of the arrows in the table below refers to effect on earnings per share (EPS).

	Effect on EPS

	2017 EPS Compared to Initial Guidance		2017 EPS Compared to 2016 Actual

Initial midpoint estimate for 2017 EPS [1]		$0.45
EPS for 2016				$0.38

Potash realized prices		0.05		0.17
Potash sales volumes		0.02		0.03
Share of Canpotex’s Prince Rupert exit costs		–		0.02
Termination benefit costs		–		0.03
Discount rate changes to asset retirement obligations		–		0.02
Provincial mining taxes [2]		(0.02)		(0.03)
Other		0.02		0.08

Subtotal potash	Ù	0.07	Ù	0.32

Nitrogen realized prices		0.06		(0.07)
Nitrogen sales volumes		(0.02)		–
Natural gas costs		(0.03)		(0.03)
Hedge loss and other nitrogen costs		(0.02)		(0.01)

Subtotal nitrogen	Ú	(0.01)	Ú	(0.11)

Phosphate realized prices		0.01		(0.13)
Impairment of property, plant and equipment		(0.32)		(0.29)
Other phosphate costs		(0.04)		0.02

Subtotal phosphate	Ú	(0.35)	Ú	(0.40)

Discontinued operations		0.03		0.07
Transaction costs		(0.03)		(0.07)
Other		(0.02)		(0.03)

Subtotal other	Ú	(0.02)	Ú	(0.03)

Subtotal of the above		(0.31)		(0.22)
Income tax rate on ordinary income		0.02		0.03
Discrete items impacting income taxes		0.23		0.20

Total variance	Ú	(0.06)	Ù	0.01

EPS from continuing and discontinued operations for 2017		$0.39		$0.39

1 Based on outlook and assumptions described in our 2016 Annual Integrated Report.

2 Although provincial mining taxes are not part of the potash segment, the effect on EPS is included within potash as these taxes pertain to potash.

24	PotashCorp 2017 Annual Report

OTHER EXPENSES AND INCOME

				% Change

Dollars (millions), except percentage amounts	2017	2016 [1]	2015 [1]	2017	2016

Selling and administrative expenses	$(214)	$ (212)	$ (239)	1	(11)
Provincial mining and other taxes	(151)	(124)	(310)	22	(60)
Transaction costs	(84)	(18)	–	367	n/m
Other (expenses) income	(17)	(17)	33	–	n/m
Finance costs	(238)	(216)	(192)	10	13
Income tax recovery (expense)	183	(44)	(446)	n/m	(90)
Net income from discontinued operations	173	124	155	40	(20)

[1]	Certain amounts have been reclassified from share of earnings of equity-accounted investees, dividend income and income taxes to net income from discontinued operations as the related assets were classified as held for sale in 2017. Other (expenses) income amounts have been reclassified to conform to the current year’s presentation. The variance explanations below for 2016 vs 2015 have been revised for these changes.

n/m = not meaningful

PERFORMANCE

The most significant contributors to the change in other expenses and income results were as follows:

	2017 vs 2016	2016 vs 2015
Provincial Mining and Other Taxes FS Note 5	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.	Provincial mining and other taxes decreased primarily due to weaker potash prices.
Transaction Costs FS Note 32	Transaction costs pertained to the Merger. Costs increased in late 2017 due to preparation for completion of the Merger on January 1, 2018.	Transaction costs pertained to the Merger.
Other (Expenses) Income FS Note 6	There were no significant changes.	Other expenses in 2016 were primarily the result of foreign exchange losses and the impairment of our available-for-sale investment in Sinofert. Other income in 2015 mainly consisted of foreign exchange gains.

PotashCorp 2017 Annual Report	25

	2017 vs 2016	2016 vs 2015
Finance Costs FS Note 7	There were no significant changes.	There were no significant changes.

Income Tax Recovery (Expense) FS Note 8

Income taxes decreased due to substantially lower earnings in the United States, partially offset by higher earnings in Canada and Trinidad.

Significant items to note include the following:

• In 2017, a deferred tax recovery of $187 million was recorded as a result of a federal income tax rate decrease pursuant to US tax reform legislation.

• In 2016, a current tax recovery of $16 million was recorded to adjust accruals after tax authority examinations.

In 2017, due to a loss before taxes realized for accounting purposes and different weightings between jurisdictions, the split between current and deferred income taxes is not meaningful. In 2016, 125 percent of the effective tax rate on the year’s ordinary earnings pertained to current income taxes and (25) percent related to deferred income taxes.

Income taxes decreased due to significantly lower earnings in higher tax jurisdictions.

Significant items to note include the following:

• In 2016, a current tax recovery of $16 million was recorded to adjust accruals after tax authority examinations.

• In 2015, a current tax recovery of $17 million was recorded upon the conclusion of a tax authority audit.

In 2016, 125 percent of the effective tax rate on the year’s ordinary earnings pertained to current income taxes (2015 – 57 percent) and (25) percent related to deferred income taxes (2015 – 43 percent). The decrease in the deferred portion was due to the substantial reduction in Canadian earnings.

EFFECTIVE TAX RATES AND DISCRETE ITEMS
Dollars (millions), except percentage amounts
	2017	2016 [1]	2015 [1]

Actual effective tax rate on ordinary earnings	(7)%	24%	29%
Actual effective tax rate including discrete items	n/m	18%	29%
Discrete tax adjustments that impacted the rate	$ 185	$ 17	$ 7

n/m = not meaningful

1 Rates have been adjusted as a result of our investments in SQM, APC and ICL being classified as discontinued operations in 2017.

Net Income From Discontinued Operations FS Note 19	Increases related primarily to higher earnings related to the investments in SQM and APC more than offsetting lower dividend income from our available-for-sale investment in ICL.	Decreases were due to lower earnings related to APC and lower dividends from our investment in ICL, partially offset by higher earnings related to SQM.

26	PotashCorp 2017 Annual Report

FOREIGN EXCHANGE

We incur costs and expenses in foreign currencies other than the US dollar, which vary from year to year. In Canada, our revenue is predominantly earned and received in US dollars while the cost base for our potash operations is predominantly in Canadian dollars. We are also affected by the period-end change in foreign exchange rate on the translation of our monetary net assets and liabilities, and on treasury activities. The table at right shows whether and to what extent net income would have increased or decreased, if the current year exchange rate had remained at the prior year-end exchange rate.

IMPACT OF FOREIGN EXCHANGE ON NET INCOME Dollars (millions), except per-share amounts
		Increase (Decrease) in Net Income

		2017	2016

Impact on:
Operating costs before income taxes		$33	$46
Conversion of balance sheet and treasury activities before income taxes		21	9

Net income before income taxes		54	55
Net income after income taxes		39	46
Diluted EPS after income taxes		0.05	0.05

	2017	2016	2015

Year-end exchange rates	1.2545	1.3427	1.3840

OTHER NON-FINANCIAL INFORMATION

				% Change

Dollars (millions), except percentage amounts	2017	2016	2015	2017	2016

Taxes and royalties (Refer to Page 53 for definition)	(335)	(256)	(654)	31	(61)

	2017 vs 2016	2016 vs 2015
Taxes and Royalties	Taxes and royalties increased primarily due to higher current income taxes and provincial mining and other taxes. Current income tax recoveries were recorded in 2016 due to an anticipated tax loss carryback and to adjust accruals after tax authority examinations. No such amounts were recorded in 2017. Provincial mining and other taxes increased primarily as a result of stronger potash prices in 2017 as compared to 2016.	Taxes and royalties declined due to the decreases in provincial mining and other taxes (as a result of weaker potash prices) and in current income taxes. The reduction in current income taxes was primarily due to significantly lower earnings in 2016 compared to 2015.

PotashCorp 2017 Annual Report	27

QUARTERLY RESULTS

QUARTERLY RESULTS AND REVIEW OF FOURTH-QUARTER PERFORMANCE

(in millions of US dollars except as otherwise noted)

	2017					2016

	Q1 [1]	Q2 [1]	Q3 [1]	Q4	Total	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	Total [1]

Financial Results
Sales	$1,112	$1,120	$1,234	$1,081	$4,547	$1,209	$1,053	$1,136	$1,058	$4,456
Freight, transportation and distribution	(133)	(116)	(172)	(116)	(537)	(133)	(118)	(154)	(130)	(535)
Cost of goods sold	(711)	(749)	(832)	(1,043)	(3,335)	(842)	(692)	(792)	(765)	(3,091)
Gross margin	268	255	230	(78)	675	234	243	190	163	830
Operating income (loss)	175	149	100	(215)	209	138	156	107	58	459
Net income (loss) from continuing operations	106	152	16	(120)	154	55	78	53	13	199
Net income (loss) [2]	149	201	53	(76)	327	75	121	81	46	323
Other comprehensive income (loss)	39	69	42	(54)	96	11	(184)	21	193	41
Net income (loss) per share from continuing operations [3]	0.13	0.18	0.02	(0.14)	0.18	0.07	0.09	0.06	0.02	0.24
Net income (loss) per share [2,3]	0.18	0.24	0.06	(0.09)	0.39	0.09	0.14	0.10	0.05	0.38
Cash provided by operating activities	223	328	293	381	1,225	188	424	295	353	1,260
Non-Financial Results
Production (KCl tonnes – thousands)	2,429	2,813	2,134	2,419	9,795	2,230	2,273	1,557	2,544	8,604
Production (N tonnes – thousands)	771	728	749	765	3,013	771	789	799	788	3,147
Production (P2O5 tonnes – thousands)	365	349	392	435	1,541	411	297	399	397	1,504
PotashCorp’s total shareholder return percentage	(5)	(4)	19	8	17	2	(3)	2	12	12
Product tonnes involved in customer complaints (thousands)	14	17	1	26	58	25	37	21	23	106
Taxes and royalties	$94	$80	$92	$69	$335	$78	$81	$40	$57	$256
Employee turnover rate (percentage)	4	4	4	2	3	3	4	3	3	3
Total recordable injury rate	0.95	0.85	0.77	0.79	0.85	1.15	0.69	0.92	0.74	0.87
Total lost-time injury rate	0.05	0.04	0.21	0.08	0.11	0.20	0.04	–	0.04	0.08
Environmental incidents	2	3	1	3	9	9	3	5	1	18

1 Certain amounts have been reclassified as a result of discontinued operations discussed in Note 19 of the consolidated financial statements.

2 From continuing and discontinued operations.

3 Basic and diluted net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on   dollar and share amounts each rounded to the nearest thousand.

The company’s sales of fertilizer can be seasonal. Typically, fertilizer sales are highest in the second quarter of the year, due to the Northern Hemisphere’s spring planting season. However, planting conditions and the timing of customer purchases will vary each year, and fertilizer sales can be expected to shift from one quarter to another. Feed and industrial sales are more evenly distributed throughout the year.

Highlights of our 2017 fourth quarter compared to the same quarter in 2016 include (direction of arrows refers to impact on comprehensive income):

K	Potash

Ù	Potash gross margin increased primarily due to higher prices and reduced per-tonne costs.

Ú	Sales volumes were lower as North America shipments fell, while offshore shipments also decreased. The majority of Canpotex’s shipments were to China (28 percent) and Other Asian markets outside of China and India (28 percent), while Latin America and India accounted for 25 percent and 11 percent, respectively.

Ù	Our average realized potash price increased, as strong customer engagement in all key markets continued to support prices.

Ù	Average per-tonne manufactured cost of goods sold was lower primarily due to an unfavorable adjustment to asset retirement obligations recorded in 2016.

28	PotashCorp 2017 Annual Report

N	Nitrogen

Ù	Gross margin increased as stronger prices more than offset higher per-tonne costs.

Ú	Total sales volumes were down primarily due to lower availability of product related to a turnaround at our Augusta facility.

Ù	Our average realized price was up primarily due to global pricing support from lower Chinese urea exports and ammonia production curtailments in key exporting regions.

Ú	Cost of goods sold was up, primarily as a result of higher natural gas costs in Trinidad.

P	Phosphate

Ú	Negative gross margin was lower primarily due to non-cash impairment charges.

Ù	Sales volumes increased, mainly due to higher availability of our fertilizer products.

Ú	Our average realized phosphate price per tonne was down as higher prices for fertilizer products were more than offset by lower realizations for our feed and industrial products.

Ú	Cost of goods sold was significantly higher, predominantly due to impairment charges at our White Springs and feed plant facilities. FS Note 13

	Sales Tonnes (thousands)			Average Net Sales Price per MT

Three months ended December 31	2017	2016	% Change	2017	2016	% Change

Potash
Manufactured Product
North America	568	720	(21)	$214	$176	22
Offshore	1,340	1,489	(10)	$169	$148	14

Manufactured Product	1,908	2,209	(14)	$182	$157	16

Nitrogen
Manufactured Product
Ammonia	505	477	6	$270	$213	27
Urea	283	304	(7)	$288	$245	18
Solutions, nitric acid, ammonium nitrate	795	855	(7)	$138	$142	(3)

Manufactured Product	1,583	1,636	(3)	$207	$182	14

Phosphate
Manufactured Product
Fertilizer	534	472	13	$342	$328	4
Feed and Industrial	239	243	(2)	$483	$551	(12)

Manufactured Product	773	715	8	$385	$404	(5)

Other Financial Results

Transaction costs during the fourth quarter of 2017 were $51 million (2016 – $10 million).

The actual effective tax rate, including discrete items, was 56 percent (2016 – not meaningful). Compared to the same period last year, earnings were significantly lower in the United States and only slightly offset by increased earnings in Trinidad. Discrete tax recoveries were $118 million in the fourth quarter of 2017 compared to $6 million in the fourth quarter of 2016.

Other comprehensive loss in the fourth quarter of 2017 was mainly the result of decreases in the fair value of our investments in ICL and Sinofert exceeding net actuarial gains from a remeasurement of our defined benefit plans. Other comprehensive income in the fourth quarter of 2016 was mainly the result of a remeasurement of our defined benefit plans and an increase in the fair value of our investments in ICL and Sinofert.

PotashCorp 2017 Annual Report	29

FINANCIAL CONDITION REVIEW

STATEMENT OF FINANCIAL POSITION ANALYSIS

As at December 31, 2017, total assets decreased 1 percent while total liabilities decreased 4 percent and total equity increased 1 percent compared to December 31, 2016. The most significant contributors to the changes in our statements of financial position were as follows (direction of arrows refers to increase or decrease):

Assets	Liabilities
Ù Ú Ú

Assets held for sale consisted primarily of our investments in SQM, ICL and APC, which were presented as investments in the prior year.

Property, plant and equipment decreased as impairment charges to phosphate assets and depreciation exceeded additions. FS   Note 13

Investments were impacted primarily by the reclassification of SQM, ICL and APC to held for sale. This was partially offset by the higher fair value of our investment in Sinofert.

Ú

Short-term debt and current portion of long-term debt decreased primarily due to the repayment of our senior notes due December 1, 2017, partially offset by an increase in outstanding commercial paper.

	Ú	Deferred income tax liabilities decreased primarily due to a discrete deferred tax recovery as a result of a federal income tax rate decrease pursuant to US tax reform legislation.

Equity	FS	Statements of Changes in Shareholders’ Equity

Ù	Retained earnings were higher as a result of net income and transfer of net actuarial gain on defined benefit plans from Accumulated Other Comprehensive Income (“AOCI”) exceeding dividends declared. Accumulated other comprehensive loss changed to accumulated other comprehensive income primarily as a result of increases in the fair values of our available-for-sale financial instruments and net hedging losses that were reclassified to net income. There were also significant net actuarial gains on defined benefit plans that were reported in AOCI and subsequently closed out to retained earnings at the end of each reporting period.

As at December 31, 2017, $104 million (2016 – $21 million) of our cash and cash equivalents was held in certain foreign subsidiaries. There are no current plans to repatriate the funds at December 31, 2017 in a manner that results in tax consequences. A repatriation of funds totaling $37 million was completed in 2017 with $NIL tax consequences (2016 – $150 million with $NIL tax consequences).

On January 24, 2018, the company sold all its equity interests in ICL for proceeds of $685 million.  FS   Note 19

Readers are cautioned the statement of financial position will change significantly as a result of the completion of the Merger on January 1, 2018 and are referred to page 42 for a pro forma balance sheet as at December 31, 2017. Financial condition is not expected to be adversely affected by the Merger.

30	PotashCorp 2017 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner.

Liquidity needs can be met through a variety of sources, excluding the effects of the Merger, including:	Our primary uses of funds are:
• operational expenses;
• cash generated from operations;	• sustaining and opportunity capital spending;
• drawdowns under our revolving credit facility;	• intercorporate investments;
• issuances of commercial paper;	• dividends and interest;
• short-term borrowings under our line of credit; and	• principal payments on our debt securities; and
• proceeds from sales of investments.	• share repurchases.

We expect Nutrien’s liquidity needs will continue to be met through similar sources and that its primary uses of funds will be similar to our historical uses, although no assurances can be provided. Based on a forecasted exchange rate of 1.26 Canadian dollars per US dollar in 2018, Nutrien expects to incur capital expenditures, including capitalized interest, of approximately $1,055 to sustain operations at existing levels and for major repairs and maintenance (including plant turnarounds). Nutrien has announced plans for a growing and sustainable dividend of 40-60 percent of its free cash flow, depending on the agricultural cycle.

CASH REQUIREMENTS

The following aggregated information about our contractual obligations and other commitments summarizes certain of our liquidity and capital resource requirements as of December 31, 2017. The information presented in the table below does not include obligations that have original maturities of less than one year, planned (but not legally committed) capital expenditures, or potential share repurchases, nor does it give effect to any matters that may be impacted as a result of the completion of the Merger.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Dollars (millions) at December 31, 2017

		Payments Due by Period
	FS	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Long-term debt obligations [1]	Note 21	$3,750	$–	$1,000	$–	$2,750
Estimated interest payments on long-term debt obligations		1,792	178	295	242	1,077
Operating leases	Note 24	501	85	129	105	182
Purchase commitments [2]	Note 24	303	303	–	–	–
Capital commitments	Note 24	41	18	13	10	–
Other commitments	Note 24	159	44	49	42	24
Asset retirement obligations and environmental costs [3]	Note 18	723	72	152	103	396
Other long-term liabilities [4]	Notes 8, 17, 26	2,846	79	71	85	2,611

Total		$10,115	$779	$1,709	$587	$7,040

1 Long-term debt consists of $3,750 million of senior notes that were issued under US shelf registration statements. The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2017.

2 Purchase commitments include $94 million of natural gas contracts in Trinidad that will expire in 2018. As new contracts for future operations have not yet been completed, there are no commitments presented beyond one year at this time.

3 Commitments associated with our asset retirement obligations are expected to occur principally over the next 85 years for phosphate (with the majority taking place over the next 35 years) and between 40 and 360 years for potash. Environmental costs consist of restoration obligations, which are expected to occur through 2031.

4 Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes. Deferred income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all deferred income tax liabilities have been reflected as other long-term liabilities in the Over 5 Years category.

PotashCorp 2017 Annual Report	31

SOURCES AND USES OF CASH

The company’s cash flows from operating, investing and financing activities are summarized in the following table:

				% Change

Dollars (millions), except percentage amounts	2017	2016	2015	2017	2016

Cash provided by operating activities	$1,225	$1,260	$2,338	(3)	(46)
Cash used in investing activities	(652)	(895)	(1,284)	(27)	(30)
Cash used in financing activities	(489)	(424)	(1,178)	15	(64)

Increase (decrease) in cash and cash equivalents	$84	$(59)	$(124)	n/m	(52)

n/m = not meaningful

32	PotashCorp 2017 Annual Report

The most significant contributors to the changes in cash flows were as follows:

	2017 vs 2016	2016 vs 2015
Cash Provided by Operating Activities	Cash provided by operating activities was impacted by:	Cash provided by operating activities was impacted by:
	• Higher impairment of property, plant and equipment in 2017;	• Lower net income in 2016;
	• A higher deferred income tax recovery in 2017; • Net undistributed earnings of equity-accounted investees in 2017 compared to distributed earnings of equity-accounted investees in 2016;	• A lower non-cash provision for deferred income taxes; • Lower cash inflows from receivables in 2016; and

• Lower cash inflows from receivables in 2017; and

• Cash inflows from payables and accrued charges in 2017 compared to outflows in 2016.

Cash inflows above related to discontinued operations totaled $176 in 2017.  FS   Note 19

• Net distributed earnings of equity-accounted investees in 2016, when an additional dividend was received from SQM, compared to net undistributed earnings of equity-accounted investees in 2015.

Cash inflows above related to discontinued operations totaled $195 in 2016.  FS   Note 19

Cash Used in Investing Activities	Cash used in investing activities was primarily for additions to property, plant and equipment.	Cash used in investing activities was primarily for additions to property, plant and equipment.
Cash Used in Financing Activities

Cash used in financing activities in 2017 was largely the result of repayment of senior notes and dividends paid more than offsetting issuances of commercial paper. Cash used in financing activities in 2016 was largely the result of dividends paid and repayment of commercial paper more than offsetting proceeds from the issuance of senior notes.

Cash used in financing activities in 2016 was largely the result of dividends paid and repayment of commercial paper more than offsetting proceeds from the issuance of senior notes. Cash used in financing activities in 2015 was primarily due to dividends paid, repayment of senior notes and repayment of commercial paper exceeding proceeds from senior notes.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet anticipated capital expenditures and other cash requirements for at least the next 12 months, inclusive of requirements relating to the Merger and Nutrien’s pending purchase of Agrichem, excluding cash flow from discontinued operations, or any other possible acquisitions. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity, except that, as a wholly-owned subsidiary of Nutrien, we do not expect that we would offer our equity or debt securities for sale. We had positive working capital of $1.72 billion and a working capital ratio of 2.07 in 2017. Excluding assets held for sale and deferred income tax liabilities on assets held for sale, we had negative working capital of $101 million and a working capital ratio of 0.94, which has been remedied through the sale of our equity interests in ICL. Cash flows are not expected to be adversely affected as a result of the Merger.

PotashCorp 2017 Annual Report	33

CAPITAL STRUCTURE AND MANAGEMENT

We manage our capital structure in order for our balance sheet to be considered sound by focusing on maintaining an investment-grade credit rating.

PRINCIPAL DEBT INSTRUMENTS

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facility, and fixed rates on our senior notes. As at December 31, 2017, interest rates on outstanding commercial paper ranged from 1.5 percent to 2.0 percent.

Without giving effect to any capital structure changes contemplated in connection with the completion of the Merger, we have the following instruments available to finance operations:

•	$3.5 billion syndicated credit facility;[1]

•	$75 million unsecured line of credit [2] available through August 2018; and

•	$100 million uncommitted letter of credit facility [2] due on demand.

The credit facility and line of credit have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facility and line of credit. We were in compliance with all covenants as at December 31, 2017 and at this time anticipate being in compliance with such covenants in 2018.

FS	Notes 20 and 21

[1]	Provides for unsecured advances up to the total facility amount less direct borrowings and amounts committed in respect of commercial paper outstanding.

[2]	Amounts available are reduced by direct borrowings and outstanding letters of credit.

For additional information on our capital structure and management:

FS	Notes 23 for capital structure
Notes 9 and 22 for outstanding share data

The accompanying table summarizes the limits and results of certain covenants.

DEBT COVENANTS AT DECEMBER 31
Dollars (millions), except ratio amounts		Limit		2017

Debt-to-capital ratio [1]	≤	0.65		0.35
Debt of subsidiaries	<	$1,000		$–
Net book value of disposed assets	<	$4,314	[2]	$2

1 Debt-to-capital ratio = debt (short-term debt and current portion of long-term debt + long-term debt) / (debt + shareholders’ equity). This non-IFRS financial measure is a requirement of our debt covenants and should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

2 Limit is 25 percent of the prior year’s year-end total assets.

34	PotashCorp 2017 Annual Report

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt would increase the interest rates applicable to borrowings under our credit facility and our line of credit.

Commercial paper markets are normally a source of same-day cash for the company. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt		Short-Term Debt

	Rating (Outlook)		Rating

At December 31	2017	2016	2017		2016

Moody’s	Baa1 (negative) [1]	Baa1 (negative)	P-2		P-2
Standard & Poor’s	BBB+ (negative)	BBB+ (stable)	A-2	[2]	A-2	[2]

1 Subsequent to December 31,2017, Moody’s assigned a Baa2 (stable) rating.

2 S&P assigned a global commercial paper rating of A-2, but rated our commercial paper A-1 (low) on a Canadian scale.

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Our $3,750 million of senior notes were issued under US shelf registration statements. A downgrade in the company’s credit ratings below investment-grade following the Merger or other transaction involving a change in control within a certain period of time following the change in control could trigger a change in control offer under existing debt securities, except for the notes issued in 2016, and the company could be required to make an offer to purchase all, or any part, of the senior notes at 101 percent of the $3,250 million outstanding principal amount of the notes to be repurchased, plus accrued and unpaid interest.

For 2017, our weighted average cost of capital was 6.6 percent (2016 – 7.3 percent), of which 76 percent represented the cost of equity (2016 – 75 percent).

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of operations, PotashCorp engages in a variety of transactions that, under IFRS, are either not recorded on our consolidated statements of financial position or are recorded at amounts that differ from the full contract amounts. Principal off-balance sheet activities include operating leases, agreement to reimburse losses of Canpotex, issuance of guarantee contracts, certain derivative instruments and long-term contracts. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements, which are discussed below and exclude the impact of the Merger.

Derivative Instruments

We use derivative financial instruments to manage exposure to commodity price and exchange rate fluctuations. Except for certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements, derivatives are recorded on the consolidated statements of financial position at fair value and marked-to-market each reporting period regardless of whether they are designated as hedges for IFRS purposes.

FS	Note 17

Leases and Long-Term Contracts

Certain of our long-term raw materials agreements contain fixed price and/or volume components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 31.

Additional information about our off-balance sheet arrangements:

FS	Note 25 for guarantee contracts
Note 30 for contingencies related to Canpotex

PotashCorp 2017 Annual Report	35

OTHER FINANCIAL INFORMATION

Excluding the impact of the Merger.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions.

FS	Note 29 for financial risks, including relevant risk sensitivities
AIF	Page 20 – Risk Factors

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as long-lived asset impairment, reclassification of investments as held for sale and discontinued operations, derivative instruments, provisions and contingencies for asset retirement, environmental and other obligations, and capitalization and depreciation of property, plant and equipment, involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The company identified indicators of potential impairment in its operations in the fourth quarter of 2017. See Note 13 to the consolidated financial statements for impairments recorded during 2017.

The following table highlights sensitivities to recoverable amounts which could result in additional impairment losses or reversals of previously recorded losses across cash-generating units (“CGUs”) within the phosphate segment that had impairment indicators for which significant judgment and estimates were required:

IMPAIRMENT SENSITIVITIES [1] At December 31, 2017 Dollars (millions), except as noted	Potential Change			Increase (Decrease) to Recoverable Amount

Phosphate sales prices	±	1%	[2]	±	$ 21
Discount rate	±	0.5%		±	$ 5
Ammonia costs	±	$ 20/tonne		±	$ 3

[1]	These sensitivities are hypothetical, should be used with caution and cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

[2]	Distributed evenly over all periods.

We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Refer to Note 31 to the consolidated financial statements for recent accounting changes and effective dates. The company is in the process of finalizing its implementation plan of IFRS 15, Revenue from Contracts with Customers, which will be adopted using the modified retrospective method. We expect revenue recognition to remain largely unchanged and do not anticipate any significant impacts in our underlying profitability trends. Key areas are undergoing final review and we do not expect any significant changes as a result. Our key areas include: principal versus agent relationships, variable priced contracts, shipping as a separate performance obligation, required disclosures and documentation and implementation of changes to key controls.

The company expects to complete scoping of the IFRS 16 Leases implementation in 2018. The company has a number of operating leases that are not currently recorded on the statement of financial position and we expect, upon implementation of IFRS 16, additional assets and liabilities will be recorded. In addition, we expect a component of lease-related costs to move from cost of goods sold to interest expense on the statement of operations.

FS	Notes 2 and 31 for accounting policies, estimates and judgments

Additional financial information:

FS	Note 31 for recent accounting changes and effective dates
Note 28 for related party transactions

36	PotashCorp 2017 Annual Report

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2017, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of December 31, 2017, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under securities legislation is recorded, processed, summarized and reported as and when required and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

See “Management’s Report on Internal Control Over Financial Reporting” and the “Reports of Independent Registered Public Accounting Firm” contained on pages 55 and 56 in our consolidated financial statements for the year ended December 31, 2017.

PotashCorp 2017 Annual Report	37

2018 NUTRIEN GUIDANCE

ESTIMATED EARNINGS PER SHARE, EBITDA AND RELATED SENSITIVITIES

2018 Nutrien Guidance

Earnings per share	$2.10-$2.60 [1]

1 Based on outlook and assumptions as at February 5, 2018 described herein, excluding incremental depreciation and amortization related to purchase price allocation.

Key factors affecting estimated earnings of Nutrien and the approximate anticipated effect on EPS, based on assumptions used in estimating 2018 EPS, are as follows:

Input Cost Sensitivities		Effect on EPS
NYMEX natural gas price increases by $1/MMBTu	Nitrogen	-0.19
	Potash	-0.01
Canadian to US dollar strengthens by $0.02	Canadian operating expenses net of provincial taxes and translation gain/loss	0.01

Price and Volume Sensitivities [1]		Effect on EPS
Price	Potash changes by $20/tonne	±0.24
	Ammonia changes by $20/tonne	±0.07
	Urea changes by $20/tonne	±0.09
	DAP/MAP changes by $20/tonne	±0.05
Volume	Potash changes by 100,000 tonnes	±0.02
	Nitrogen changes by 50,000 N tonnes	±0.02
	Phosphate changes by 50,000 P2O5 tonnes	±0.03

1 Retail sensitivities are not included due to the expected stable nature of Nutrien’s retail business.

38	PotashCorp 2017 Annual Report

NUTRIEN PRO FORMA EARNINGS AND BALANCE SHEET

Management prepared a non-IFRS pro forma statement of earnings to show 2017 earnings information had the Merger taken place on January 1, 2017, and a non-IFRS pro forma balance sheet to show 2017 figures had the Merger taken place on December 31,2017. The balance sheet has not been adjusted for the earnings impacts presented in the pro forma statement of earnings. This pro forma information is expected to be used by management to evaluate the earnings performance of Nutrien. Historical financial statements of PotashCorp and Agrium, both prepared under IFRS, were combined and then adjusted to eliminate intercompany transactions, reclassify line items in accordance with Nutrien’s expected method of presentation and remove transactions directly attributable to the Merger, including required divestitures. The pro forma financial statements are presented for illustrative purposes only and do not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals, or impacts of Merger-related change in control provisions that are currently not factually supportable and/or probable of occurring.

Generally, IFRS requires statements of earnings, comprehensive income, cash flows, shareholders’ equity, balance sheet and associated notes with relevant comparative figures.

In evaluating these figures, investors should consider that the methodology applied in presenting such information may differ among companies and analysts. For additional information regarding preparation of these pro forma financial statements, see appendix A to Nutrien’s business acquisition report dated February 20, 2018.

Management believes the 2017 pro forma earnings and balance sheet information for Nutrien provides useful supplemental information to investors to evaluate financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of Nutrien. These amounts have not been audited and should not be considered as substitute for, nor superior to, financial statements prepared in accordance with IFRS. The preparation of pro forma financial information necessarily requires estimates, assumptions and judgments.

No assurances can be provided that actual results or financial condition will not differ materially from the pro forma amounts set forth herein.

FS	Note 32 Merger of Equals with Agrium

PotashCorp 2017 Annual Report	39

NUTRIEN PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2017

	Historical PotashCorp	Historical Agrium	Divestitures [1]	Pro forma Adjustments		Combined Pro forma

Sales	$4,547	$13,766	$–	$(71	) [2]	$18,242
Freight, transportation and distribution	(537)	(346)	–	–		(883)
Cost of goods sold	(3,335)	(9,994)	–	68	[2]	(13,261)

Gross Margin	675	3,426	–	(3)		4,098
Selling expenses	(30)	(2,014)	–	–		(2,044)
General and administrative expenses	(184)	(316)	–	1	[3,7]	(499)
Provincial mining and other taxes	(151)	(13)	–	–		(164)
Earnings of equity-accounted investees	7	39	–	–		46
Other expenses	(108)	(141)	–	178	[4]	(71)

Earnings before Finance Costs and Income Taxes	209	981	–	176		1,366
Finance costs	(238)	(276)	–	44	[5]	(470)

(Loss) Earnings before Income Taxes	(29)	705	–	220		896
Income tax recovery (expense)	183	(203)	–	(60	) [6]	(80)

Earnings from Continuing Operations	154	502	–	160		816
Net earnings (loss) from discontinued operations	173	(187)	14	–		–

Net Earnings	$327	$315	$14	$160		$816

Net Earnings per Share
Basic						$1.27
Diluted						$1.27

Weighted average shares outstanding for basic EPS						644,150,000
Weighted average shares outstanding for diluted EPS						644,420,000

1 Net earnings (loss) from discontinued operations was adjusted as if the required divestitures of SQM, APC, ICL and the Conda Idaho phosphate production facility and adjacent phosphate mineral rights, resulting from the Merger, had taken place on January 1, 2017.

2 Intercompany sales and related costs were eliminated.

3 Change in control payments for Agrium executives were eliminated.

4 Transaction costs related directly to the Merger were eliminated.

5 Finance costs were reduced as a result of amortizing the change in carrying amount of Agrium’s debt using the effective interest rate method.

6 Taxes were adjusted to reflect the impact of the above noted items.

7 General and administrative expenses were adjusted to reflect expenses incurred directly by Nutrien.

40	PotashCorp 2017 Annual Report

POTASHCORP STATEMENT OF INCOME RECLASSIFICATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2017

	PotashCorp Before Reclassifications	Reclassification Amounts		PotashCorp After Reclassifications

Sales	$4,547	$–		$4,547
Freight, transportation and distribution	(537)	–		(537)
Cost of goods sold	(3,335)	–		(3,335)

Gross Margin	675	–		675
Selling and administrative expenses	(214)	214	[2]	–
Selling expenses	–	(30	) [2]	(30)
General and administrative expenses	–	(184	) [2]	(184)
Provincial mining and other taxes	(151)	–		(151)
Earnings of equity-accounted investees	–	7	[3]	7
Transaction costs	(84)	84	[4]	–
Other expenses	(17)	(91	) [3,4]	(108)

Operating Income	209	–		209
Finance costs	(238)	–		(238)

Loss before Income Taxes	(29)	–		(29)
Income tax recovery	183	–		183

Net Income from Continuing Operations	154	–		154
Net income from discontinued operations	173	–		173

Net Income [1]	$327	$–		$327

1 Nutrien uses the terminology “Net Earnings”.

2 Selling expenses and general and administrative expenses were disaggregated from selling and administrative expenses.

3 Earnings of equity-accounted investees was disaggregated from other expenses.

4 Transaction costs relating to the Merger were aggregated with other expenses.

AGRIUM STATEMENT OF OPERATIONS RECLASSIFICATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2017

	Agrium Before Reclassifications	Reclassification Amounts		Agrium After Reclassifications

Sales	$13,766	$–		$13,766
Freight, transportation and distribution	–	(346	) [5]	(346)
Cost of product sold	(10,340)	346	[5]	(9,994)

Gross Margin	3,426	–		3,426
Selling	(2,014)	–		(2,014)
General and administrative	(247)	(69	) [7]	(316)
Provincial, mining and other taxes	–	(13	) [6]	(13)
Other expenses	(119)	(22	) 6, [9]	(141)
Earnings from associates and joint ventures	39	–		39
Share-based payments	(69)	69	[7]	–

Earnings before Finance Costs and Income Taxes	1,016	(35)		981
Finance costs	(101)	(175	) 8, [9]	(276)
Finance costs related to long-term debt	(210)	210	[8]	–

Earnings before Income Taxes	705	–		705
Income tax expense	(203)	–		(203)

Net Earnings from Continuing Operations	502	–		502
Net loss from discontinued operations	(187)	–		(187)

Net Earnings	$315	$–		$315

5 Freight, transportation and distribution was disaggregated from cost of goods sold.

6 Provincial, mining and other taxes was disaggregated from other expenses.

7 Share-based payments was reclassified to general and administrative expenses.

8 Finance costs related to long-term debt was reclassified to finance costs.

9 Interest expense related to customer prepayments was reclassified from finance costs to other expenses.

PotashCorp 2017 Annual Report	41

NUTRIEN PRO FORMA CONDENSED COMBINED BALANCE SHEET AS AT DECEMBER 31, 2017

	Historical PotashCorp	Historical Agrium	Divestitures [1]	Pro forma Adjustments		Combined Pro forma

Assets
Current assets
Cash and cash equivalents	$116	$466	$4,822	$(3	) [6]	$5,401
Receivables	489	2,424	–	(1	) [2]	2,912
Inventories	788	3,321	–	(3	) [3]	4,106
Prepaid expenses and other current assets	72	1,124	–	–		1,196

	1,465	7,335	4,822	(7)		13,615
Assets held for sale	1,858	105	(1,963)	–		–

	3,323	7,440	2,859	(7)		13,615
Non-current assets
Property, plant and equipment	12,971	7,091	–	–		20,062
Goodwill	97	2,228	–	10,264	[4]	12,589
Other intangible assets	69	518	–	–		587
Investments	292	522	–	–		814
Other assets	246	143	–	–		389

Total Assets	$16,998	$17,942	$2,859	$10,257		$48,056

Liabilities
Current liabilities
Short-term debt	$730	$867	$–	$–		$1,597
Current portion of long-term debt	–	11	–	–		11
Payables and accrued charges	836	5,296	–	–	[2,7]	6,132

	1,566	6,174	–	–		7,740
Deferred income tax liabilities on assets held for sale	36	–	(36)	–		–

	1,602	6,174	(36)	–		7,740
Non-current liabilities
Long-term debt	3,711	4,397	–	533	[4]	8,641
Deferred income tax liabilities	2,205	473	–	(144	) [5]	2,534
Pension and other post-retirement benefit liabilities	440	142	–	–		582
Asset retirement obligations and accrued environmental costs	651	517	–	–		1,168
Other non-current liabilities	86	118	–	–		204

Total Liabilities	8,695	11,821	(36)	389		20,869

Shareholders’ Equity
Share capital	1,806	1,776	–	14,122	[4], [6]	17,704
Contributed surplus	230	–	–	–		230
Accumulated other comprehensive income (loss)	25	(1,116)	–	1,116	[6]	25
Retained earnings	6,242	5,461	2,895	(5,370	) [6]	9,228

Total Shareholders’ Equity	8,303	6,121	2,895	9,868		27,187

Total Liabilities and Shareholders’ Equity	$16,998	$17,942	$2,859	$10,257		$48,056

1 To adjust for the estimated proceeds net of taxes for the required divestitures of SQM, APC, ICL and Agrium’s Conda Idaho phosphate production facility and adjacent phosphate mineral rights had the divestitures taken place on December 31, 2017.

2 To eliminate intercompany receivables and payables.

3 To eliminate intercompany profit remaining in inventory.

4 The fair values of Agrium’s identifiable assets and liabilities to be assumed and the full impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase consideration over the fair value of Agrium’s net assets was presented as goodwill. Once detailed valuations and related calculations are completed in 2018, a material portion of the amount allocated to goodwill will be attributable to property, plant and equipment, other intangible assets, other assets, other liabilities, and the related deferred income tax balances. Some property, plant and equipment and intangible assets are expected to be finite-lived, and accordingly subject to depreciation and amortization. Depreciation and amortization of the actual amounts assigned to the fair values of the identifiable assets and liabilities acquired will result in changes to earnings in periods subsequent to the completion of the Arrangement, and those changes are expected to be material. We estimate the incremental depreciation and amortization related to fair value increases could range between $150 and $300.

5 To record the tax impact of the fair value adjustments.

6 To record and eliminate Agrium’s equity balances and the issuance of share capital related to Agrium’s vested share-based payment awards.

7 To record the liabilities incurred directly by Nutrien.

42	PotashCorp 2017 Annual Report

POTASHCORP STATEMENT OF FINANCIAL POSITION RECLASSIFICATIONS AS AT DECEMBER 31, 2017

	PotashCorp Before Reclassifications	Reclassification Amounts		PotashCorp After Reclassifications

Assets
Current assets
Cash and cash equivalents	$116	$–		$116
Receivables	489	–		489
Inventories	788	–		788
Prepaid expenses and other current assets	72	–		72

	1,465	–		1,465
Assets held for sale	1,858	–		1,858

	3,323	–		3,323
Non-current assets
Property, plant and equipment	12,971	–		12,971
Goodwill	–	97	[1]	97
Investments	–	292	[2]	292
Investments in equity-accounted investees	30	(30	) [2]	–
Available-for-sale investments	262	(262	) [2]	–
Other assets	246	–		246
Intangible assets	166	(97	) [1]	69

Total Assets	$16,998	$–		$16,998

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$730	$(730	) [3]	$–
Short-term debt	–	730	[3]	730
Payables and accrued charges	807	29	[4]	836
Current portion of derivative instrument liabilities	29	(29	) [4]	–

	1,566	–		1,566
Deferred income tax liabilities on assets held for sale	36	–		36

	1,602	–		1,602
Non-current liabilities
Long-term debt	3,711	–		3,711
Derivative instrument liabilities	35	(35	) [4]	–
Deferred income tax liabilities	2,205	–		2,205
Pension and other post-retirement benefit liabilities	440	–		440
Asset retirement obligations and accrued environmental costs	651	–		651
Other non-current liabilities and deferred credits	51	35	[4]	86

Total Liabilities	8,695	–		8,695

Shareholders’ Equity
Share capital	1,806	–		1,806
Contributed surplus	230	–		230
Accumulated other comprehensive income	25	–		25
Retained earnings	6,242	–		6,242

Total Shareholders’ Equity	8,303	–		8,303

Total Liabilities and Shareholders’ Equity	$16,998	$–		$16,998

1 Goodwill was disaggregated from other intangible assets.

2 Available-for-sale investments and investments in equity-accounted investees were aggregated.

3 Short-term debt and current portion of long-term debt were disaggregated.

4 Derivative instrument liabilities were reclassified to payables and accrued charges, and other non-current liabilities and deferred credits.

AGRIUM BALANCE SHEET RECLASSIFICATIONS AS AT DECEMBER 31, 2017

	Agrium Before Reclassifications	Reclassification Amounts		Agrium After Reclassifications

Assets
Current assets
Cash and cash equivalents	$466	$–		$466
Receivables	2,406	18	[5]	2,424
Income taxes receivable	18	(18	) [5]	–
Inventories	3,321	–		3,321
Prepaid expenses and other current assets	1,004	120	[6]	1,124
Other current assets	120	(120	) [6]	–
Assets held for sale	105	–		105

	7,440	–		7,440
Non-current assets
Property, plant and equipment	7,091	–		7,091
Other intangible assets	518	–		518
Goodwill	2,228	–		2,228
Investments	522	–		522
Other assets	58	85	[7]	143
Deferred income tax assets	85	(85	) [7]	–

Total Assets	$17,942	$–		$17,942

Liabilities
Current liabilities
Short-term debt	$867	$–		$867
Payables and accrued charges	5,206	90	[8]	5,296
Income taxes payable	27	(27	) [8]	–
Current portion of long-term debt	11	–		11
Current portion of other provisions	63	(63	) [8]	–

	6,174	–		6,174
Non-current liabilities
Long-term debt	4,397	–		4,397
Deferred income tax liabilities	473	–		473
Pension and other post-retirement benefit liabilities	142	–		142
Asset retirement obligations and accrued environmental costs	–	517	[9]	517
Other provisions	522	(522	) [9]	–
Other non-current liabilities	106	12	[9,10]	118

Total Liabilities	11,814	7		11,821

Shareholders’ Equity
Share capital	1,776	–		1,776
Accumulated other comprehensive income loss	(1,116)	–		(1,116)
Retained earnings	5,461	–		5,461
Non-controlling interest	7	(7	) [10]	–

Total Shareholders’ Equity	6,128	(7)		6,121

Total Liabilities and Shareholders’ Equity	$17,942	$–		$17,942

[5]	Income taxes receivable was reclassified to receivables.

[6]	Other current assets were reclassified to prepaid expenses and other current assets.

[7]	Deferred income tax assets were reclassified to other assets.

[8]	Income taxes payable and current portion of other provisions were reclassified to payables and accrued charges.

[9]	Other provisions was reclassified to asset retirement obligations and accrued environmental costs, and non-current liabilities.

[10]	Non-controlling interest was reclassified to other non-current liabilities.

PotashCorp 2017 Annual Report	43

FORWARD-LOOKING STATEMENTS

This 2017 Annual Report, including the “Financial Outlook” section of “Management’s Discussion & Analysis of Financial Condition and Results of Operations,” contains and incorporates by reference forward-looking statements or forward-looking information (within the meaning of the US Private Securities Litigation Reform Act of 1995, and other US federal securities laws and applicable Canadian securities laws) (“forward-looking statements”) that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as “should,” “could,” “expect,” “may,” “anticipate,” “forecast,” “believe,” “intend,” “estimates,” “plans” and similar expressions. These statements are based on certain factors and assumptions as set forth in this 2017 Annual Report, including with respect to: foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, the effect of the completion of the Merger and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in forward-looking statements, including, but not limited to, the following: a number of matters relating to the Merger including the failure to realize the anticipated benefits of the Merger and to successfully integrate PotashCorp and Agrium, certain costs that we may incur as a result of the Merger, the ability to retain personnel as a result of the Merger and the effect of the Merger on our business and operations generally; risks related to diversion of management time from ongoing business operations due to the Merger; the risk that our credit ratings may be downgraded or there may be adverse conditions in the credit markets; any significant impairment of the carrying amount of certain of our assets; variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks and uncertainties related to any operating and workforce changes made in response to our industry and the markets we serve, including mine and inventory shutdowns; adverse or uncertain economic conditions and changes in credit and financial markets; economic and political uncertainty around the world; changes in capital markets; the results of sales contract negotiations; unexpected or adverse weather conditions; changes in currency and exchange rates; risks related to reputational loss; the occurrence of a major safety incident; inadequate insurance coverage for a significant liability; inability to obtain relevant permits for our operations; catastrophic events or malicious acts, including terrorism; certain complications that may arise in our mining process, including water inflows; risks and uncertainties related to our international operations and assets; our ownership of non-controlling equity interests in other companies; our prospects to reinvest capital in strategic opportunities and acquisitions; risks associated with natural gas and other hedging activities; security risks related to our information technology systems; imprecision in reserve estimates; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in, and the effects of, government policies and regulations; earnings and the decisions of taxing authorities which could affect our effective tax rates; increases in the price or reduced availability of the raw materials that we use; our ability to attract, develop, engage and retain skilled employees; strikes or other forms of work stoppage or slowdowns; rates of return on, and the risks associated with, our investments and capital expenditures; timing and impact of capital expenditures; the impact of further innovation; adverse developments in new and pending legal proceedings or government investigations; and violations of our governance and compliance policies. These risks and uncertainties and additional risks and uncertainties can be found in our Annual Information Form for the fiscal year ended December 31, 2017 under the captions “Forward-Looking Statements” and “Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements in or incorporated into this report are given only as at the date of this report or the document incorporated into this report and the company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

44	PotashCorp 2017 Annual Report

NON-IFRS FINANCIAL MEASURES IN MD&A

PotashCorp uses cash flow and cash flow return (both non-IFRS financial measures) as supplemental measures to evaluate the performance of the company’s assets in terms of the cash flow they have generated. Calculated on the total cost basis of the company’s assets rather than on the depreciated value, these measures reflect cash returned on the total investment outlay. The company believes these measures are valuable to assess shareholder value.

Generally, these measures are a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Cash flow and cash flow return are not measures of financial performance (nor do they have standardized meanings) under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate PotashCorp’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

					IFRS				Previous Canadian GAAP

(in millions of US dollars except percentage amounts)	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007

Net income	327	323	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104
Total assets	16,998	17,255	17,469	17,724	17,958	18,206	16,257	15,547	12,922	10,249	9,717

Return on assets [1]	1.9%	1.9%	7.3%	8.7%	9.9%	11.4%	19.0%	11.4%	7.6%	33.8%	11.4%

Net income	327	323	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104
Income taxes from continuing and discontinued operations	(181)	43	451	628	687	826	1,066	701	79	1,060	417
Change in unrealized loss (gain) on derivatives included in net income	3	(3)	(3)	5	4	3	1	–	(56)	69	(17)
Finance costs	238	216	192	184	144	114	159	121	121	63	69
Current income taxes [2]	(92)	(65)	(244)	(356)	(272)	(404)	(700)	(479)	120	(995)	(297)
Depreciation and amortization	692	695	685	701	666	578	489	449	312	328	291
Impairment of available-for-sale investment	–	10	–	38	–	341	–	–	–	–	–
Impairment of property, plant and equipment	305	47	–	–	–	–	–	–	–	–	–

Cash flow [3]	1,292	1,266	2,351	2,736	3,014	3,537	4,096	2,567	1,557	3,991	1,567

Total assets	16,998	17,255	17,469	17,724	17,958	18,206	16,257	15,547	12,922	10,249	9,717
Cash and cash equivalents	(116)	(32)	(91)	(215)	(628)	(562)	(430)	(412)	(385)	(277)	(720)
Fair value of derivative assets	(10)	(6)	(9)	(7)	(8)	(10)	(10)	(5)	(9)	(18)	(135)
Accumulated depreciation of property, plant and equipment	7,171	6,408	5,871	5,276	4,668	4,176	3,653	3,171	2,712	2,527	2,281
Net unrealized loss (gain) on available-for-sale investments	316	346	302	(244)	(439)	(1,197)	(982)	(2,563)	(1,900)	(886)	(2,284)
Accumulated amortization of other assets and intangible assets	157	131	105	129	121	104	93	76	57	81	66
Payables and accrued charges	(807)	(772)	(1,146)	(1,086)	(1,104)	(1,188)	(1,295)	(1,198)	(798)	(1,191)	(912)
Impairment of property, plant and equipment	305	47	–	–	–	–	–	–	–	–	–

Adjusted assets	24,014	23,377	22,501	21,577	20,568	19,529	17,286	14,616	12,599	10,485	8,013

Average adjusted assets	23,696	22,939	22,039	21,073	20,049	18,408	15,951	13,627 [5]	11,542	9,249	7,757

Cash flow return [4]	5.5%	5.5%	10.7%	13.0%	15.0%	19.2%	25.7%	18.8%	13.5%	43.2%	20.2%

[1]	Return on assets = net income / total assets.

[2]	Current income taxes = current income tax expense from continuing and discontinued operations (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – realized excess tax benefit related to share-based compensation (under IFRS).

[3]	Cash flow = net income + income taxes from continuing and discontinued operations + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment + impairment of property, plant and equipment.

[4]	Cash flow return = cash flow / average adjusted assets (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization + impairment of property, plant and equipment – net unrealized loss (gain) on available-for-sale investments – payables and accrued charges).

[5]	Based on adjusted assets as at January 1, 2010 of $12,637, which was calculated similarly to 2009 under previous Canadian GAAP except the following IFRS amounts were used: total assets of $12,842, accumulated depreciation of property, plant and equipment of $2,850 and payables and accrued charges of $(817).

PotashCorp 2017 Annual Report	45

FINANCIAL TERMS

Adjusted EBITDA

EBITDA + exit costs + termination benefit costs + impairment charges/recoveries + Transaction costs + takeover response costs – loss (gain) on sale of assets + plant shutdown and closure and workforce reduction costs

Adjusted EBITDA margin

Adjusted EBITDA / net sales

Average adjusted assets

Simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated

Cash flow

Net income + income taxes from continuing and discontinued operations + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment + impairment of property, plant and equipment

Cash flow return

Cash flow / average (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization + impairment of property, plant and equipment – net unrealized (gain) loss on available-for-sale investments – payables and accrued charges)

Current income taxes

Current income tax expense from continuing and discontinued operations (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – realized excess tax benefit related to share-based compensation (under IFRS)

EBITDA

Earnings from continuing operations (net income from continuing operations) before finance costs, income taxes, depreciation and amortization

Free cash flow

Cash provided by operating activities – cash additions to property, plant and equipment – other assets and intangible assets – dividends from discontinued operations – changes in non-cash operating working capital

Market value of total capital

Market value of total debt – cash and cash equivalents + market value of equity

Net debt to capital

(Total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Net debt to EBITDA

(Total debt – cash and cash equivalents) / EBITDA

Net sales

Sales – freight, transportation and distribution

Previous Canadian GAAP

As we adopted IFRS with effect from January 1, 2010, our 2007 to 2009 annual information is presented on a previous Canadian generally accepted accounting principles (GAAP) basis and, to the extent such information constitutes Canadian non-GAAP measures, is reconciled to the most directly comparable measure calculated in accordance with previous Canadian GAAP. Accordingly, our information for 2007 to 2009 may not be comparable to the periods 2010 to 2017.

Return on assets

Net income / total assets

Total debt to capital

Total debt / (total debt + total shareholders’ equity)

Total debt to net income

Total debt / net income

Total shareholder return

Return on investment in PotashCorp stock from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares

Weighted average cost of capital

Simple monthly average of ((market value of total debt – cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)

52	PotashCorp 2017 Annual Report

APPENDIX

MARKET AND INDUSTRY DATA STATEMENT

Some of the market and industry data contained in this Annual Report and this Management’s Discussion & Analysis of Financial Condition and Results of Operations are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources we use are reliable, we have not independently verified and cannot guarantee the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.

Information in the preparation of this Annual Report is based on statistical data and other material available at February 20, 2018.

ABBREVIATED COMPANY NAMES AND SOURCES*

Name	Source
Agrium	Agrium Inc., Canada
APC	Arab Potash Company (Amman: ARPT), Jordan
Bloomberg	Bloomberg L.P., USA
Canpotex	Canpotex Limited, Canada
CF Industries	CF Industries Holdings, Inc. (NYSE: CF), USA
CRU	CRU International Limited, UK
Fertecon	Fertecon Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
Intrepid	Intrepid Potash, Inc. (NYSE: IPI), USA
K+S	K+S Group (Xetra: SDF), Germany
Moody’s	Moody’s Corporation (NYSE: MCO), USA

Name	Source
Mosaic	The Mosaic Company (NYSE: MOS), USA
Nutrien	Nutrien Ltd. (TSX and NYSE: NTR), Canada
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCI	OCI N.V., (NYSE Euronext: OCI), The Netherlands
Sinofert	Sinofert Holdings Limited (HKSE: 0297.HK), China
SQM	Sociedad Química y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
S&P	Standard & Poor’s Financial Services LLC, USA
TSX	Toronto Stock Exchange, Canada
Yara	Yara International ASA (Oslo: YAR), Norway

*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

128	PotashCorp 2017 Annual Report

TERMS AND MEASURES

Scientific Terms
Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	MGA	merchant grade acid, 54% P2 O5 (liquid)
	DAP	diammonium phosphate, 46% P2 O5 (solid)
	MAP	monoammonium phosphate, 52% P2 O5 (solid)
	SPA	superphosphoric acid, 70% P2 O5 (liquid)
	Monocal	monocalcium phosphate, 48.1% P2 O5 (solid)
	Dical	dicalcium phosphate, 42.4% P2 O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2 O5 (solid)
	STF	silicon tetrafluoride
Potash	KCI	potassium chloride, 60-63.2% K2 O (solid)
Product Measures
K2 O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P2 O5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products
Currency Abbreviations
CDN	Canadian dollar
USD	United States dollar
Exchange Rates
CDN per USD at December 31, 2017 – 1.2545

General Terms
2017E	2017 estimated
Brownfield capacity	Increase in operational capability at existing operation
CAGR	Compound annual growth rate
CAPEX	Capital expenditure
Canpotex	An export company owned by all Saskatchewan producers of potash
Consumption vs demand	Product applied vs product purchased
FOB	Free on Board – cost of goods on board at point of shipment
FSU	Former Soviet Union
GDP	Gross Domestic Product
Greenfield capacity	New operation built on undeveloped site
Latin America	South America, Central America, Caribbean and Mexico
LNG	Liquefied natural gas
MMBtu	Million British thermal units
MMT	Million metric tonnes
Nameplate capacity	Estimated theoretical capacity based on design specifications or Canpotex entitlements – does not necessarily represent operational capability
North America	The North American market includes Canada and the US
Offshore	Offshore markets include all markets except Canada and the US
Operational capability	Estimated annual achievable production level
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable
Yuzhnyy	A port situated in Ukraine

PotashCorp 2017 Annual Report	129